UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of July, 2006

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

[LOGO - TELEVISA]                                     PRESS RELEASE
                                                      FOR IMMEDIATE RELEASE
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            TELEVISA DECLINES TO PARTICIPATE IN UNIVISION MERGER

July 5, 2006, Mexico City, Mexico - Grupo Televisa, S.A. ("Televisa"; NYSE:TV; BMV:TLEVISA CPO) today reported that it has made a filing with the SEC on Schedule 13D in which it announces, among other things, that it has sent a letter dated June 30, 2006, informing Umbrella Holdings, LLC, the group led by Providence Equity, that Televisa will not be rolling over its shares in Univision as permitted under the Merger Agreement between Univision and Umbrella Holdings.

Moreover, in today's Schedule 13D filing, Televisa states that if its holdings in Univision fall below 13,578,084 shares of class T common stock, whether pursuant to the closing contemplated by the Merger Agreement or through the sale or sales of such holdings by Televisa, Televisa will no longer be bound by the Participation Agreement dated October 2, 1996, by and among Televisa, A. Jerrold Perenchio, Gustavo and Ricardo Cisneros, and Venevision, subject to a limited exception.

If it is not bound by the Participation Agreement, Televisa will be able to engage in new business opportunities in the growing U.S. Hispanic marketplace relating to its programming or otherwise without offering Univision participation in such opportunities.


The following is the letter from Televisa to Umbrella Holdings:

June 30, 2006

Umbrella Holdings, LLC
c/o Providence Equity Partners Inc
50 Kennedy Plaza, 18th Floor
Providence, RI 02903

Attention: Mark J. Masiello, Managing Director

Dear Mr. Masiello:

Reference is made to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of June 26, 2006, by and among Umbrella Holdings, LLC, Umbrella Acquisition, Inc. and Univision Communications Inc.
("Univision") and Section 3.8 thereof. Capitalized terms used and not defined herein have the meanings ascribed thereto in the Merger Agreement.

This is to advise you that Grupo Televisa S.A. and its affiliates
(collectively, "Televisa") will not deliver a Conversion Notice and none of its shares of Univision will be rolled-over as contemplated by said Section 3.8.

In addition, Televisa is prepared to discuss with you a sale of its shares of Univision as soon as possible based on the present value of the price per share set forth in the Merger Agreement.


                                     Very truly yours,

                                     GRUPO TELEVISA S.A.

                                     By: /s/ Alfonso De Angoitia
                                        -----------------------------
                                     Name:  Alfonso De Angoitia
                                     Title: Executive Vice President

cc:   Scott M. Sperling
            Co-President, Thomas H. Lee Partners L.P.
      David Bonderman
            Chief Executive Officer & Managing Partner, Texas Pacific Group James N. Perry, Jr.
            Managing Director, Madison Dearborn Partners, LLC
      Haim Saban
            Chairman and Chief Executive Officer, Saban Capital Group, Inc.
      C. Douglas Kranwinkle, Esq.
            Executive Vice President and General Counsel, Univision Communications Inc."

                                    ###


Grupo Televisa, S.A., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States, and in La Sexta, a free-to-air television venture in Spain.



TELEVISA INVESTOR RELATIONS CONTACTS:      MEDIA RELATIONS CONTACTS:

MICHEL BOYANCE / ALEJANDRO EGUILUZ         MANUEL COMPEAN
Tel: +52 (55) 5261-2445                    Tel: +52 (55) 5728-3815
Fax: +52 (55) 5261-2494                    Fax: + 52 (55) 5728-3632
ir@televisa.com.mx                         mcompean@televisa.com.mx
------------------                         ------------------------

                                           JEREMY FIELDING/LIN WU
                                           Kekst and Company
                                           Tel: +1 (212) 521-4800

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          GRUPO TELEVISA, S.A.
                                          -------------------------------------
                                                   (Registrant)


Dated: July 5, 2006                       By     /s/ Jorge Lutteroth Echegoyen
                                                 ------------------------------
                                          Name:  Jorge Lutteroth Echegoyen
                                          Title: Controller, Vice President